UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 30, 2023

ANGION BIOMEDICA CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39990	11-3430072
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7-57 Wells Avenue
Newton, Massachusetts 02459
(Address of principal executive offices, including zip code )

(857) 336-4001
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading Symbol)	(Name of exchange on which registered)
Common Stock	ANGN	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced, on January 17, 2023, Angion Biomedica Corp., a Delaware corporation (“Angion”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Elicio Therapeutics, Inc., a Delaware corporation (“Elicio”), and Arkham Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Angion. Pursuant to the Merger Agreement, the final Exchange Ratio (as defined in the Merger Agreement) is expected to be 0.0181, which assumes a reverse stock split of Angion common stock at a ratio of 10-for-1.

Cautionary Statement Regarding Forward-Looking Statements

The statement in this Form 8-K regarding the final Exchange Ratio is a forward-looking statement within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Such forward-looking statement is based on Angion’s expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to: the completion of the Merger, including the need for stockholder approval and the satisfaction (or waiver) of closing conditions; the ability of Angion to remain listed on the Nasdaq Global Market; and the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement.

New factors emerge from time to time and it is not possible for Angion to predict all such factors, nor can Angion assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, are more fully discussed in the proxy statement/prospectus/information statement (the “proxy statement/prospectus/information statement”) (1) included in the Registration Statement on Amendment No. 4 to Form S-4, File No. 333-269741 (the “Registration Statement”), filed by Angion with the Securities and Exchange Commission (the “SEC”) on April 26, 2023 and declared effective by the SEC on April 28, 2023, (2) filed by Angion with the SEC as a prospectus on April 28, 2023, and (3) first mailed to Angion’s stockholders on April 28, 2023, in connection with the contemplated transactions. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Angion’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this Form 8-K are based on information available to Angion as of the date of this Form 8-K. Angion undertakes no obligation to update such forward-looking statements to reflect events or circumstances after the date of this Form 8-K, except to the extent required by law.

Additional Information and Where to Find It

The contemplated transactions referenced in this Form 8-K have not yet been consummated. This Form 8-K is for informational purposes only and is not a substitute for any materials that Angion has filed or may file with the SEC. In connection with the proposed Merger, pursuant to the Merger Agreement, Angion has filed relevant materials with the SEC, including this Form 8-K, the Registration Statement and the proxy statement/prospectus/information statement. ANGION URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANGION, ELICIO AND THE CONTEMPLATED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of this Form 8-K, the Registration Statement, the proxy statement/prospectus/information statement and other documents filed by Angion with the SEC (when they are available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of this Form 8-K, the Registration Statement, the proxy statement/prospectus/information statement and other documents filed by Angion with the SEC by contacting Investor Relations by email at investors@angion.com. Investors and stockholders are urged to read this Form 8-K, the Registration Statement and the proxy statement/prospectus/information statement, and the other relevant materials when they become available before making any voting or investment decisions.

Participants in the Solicitation

Angion and Elicio, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the contemplated transactions. Information about Angion’s directors and executive officers is included in Angion’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 17, 2023, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on April 28, 2023, and the proxy statement/prospectus/information statement. Additional information regarding these persons and their interests in the contemplated transactions is included in the proxy statement/prospectus/information statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANGION BIOMEDICA CORP.

	By:	/s/ JAY R. VENKATESAN, M.D.
Date: May 30, 2023		Jay R. Venkatesan, M.D.
President and Chief Executive Officer and Director
(Principal Executive Officer)